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## CONSENT OF QUALIFIED PERSON

Dear Sirs:

**RE: ALDERON IRON ORE CORP.**

I, Angelo Grandillo, Eng., M. Eng., P. Eng., hereby consent to the public filing of the technical report titled "*Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.*" and dated effective December 17, 2012 (the "Technical Report") by Alderon Iron Ore Corp.

I also consent to any extracts from or a summary of the Technical Report in the news release dated January 9, 2013 of Alderon Iron Ore Corp. (the "News Release").

I certify that I have read the News Release filed by Alderon Iron Ore Corp. and that it fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 9th day of January, 2013.

Sincerely,

REGISTERED PROFESSIONAL ENGINEER
PEG Newfoundland and Labrador
ANGELO M. GRANDILLO
SIGNATURE
9 Jan 2013
DATE
NEWFOUNDLAND & LABRADOR

Angelo Grandillo, Eng., M. Eng.
P. Eng., Newfoundland and Labrador (#06360)

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